John R.W. Fox, P.Eng
Laurion Consulting Inc.
302 – 304 W. Cordova St.
Vancouver, British Columbia V6B 1E8
(604) 681-6355 phone
(604) 681-4415 fax
E:mail: laurion@telus.net

Exhibit 99.16

CONSENT OF TECHNICAL REPORT AUTHOR

Reference is made to the technical report entitled “NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA”, dated December 31, 2011, which the undersigned has prepared (the “Technical Report”). The undersigned hereby consents to the written disclosure of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the annual information form of Veris Gold Corp. (the “Corporation”) dated March 28, 2013 and the Annual Report on Form 40-F of the Corporation for the fiscal year ended December 31, 2012. The undersigned further consents to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-171775) and the Registration Statement on Form F-10 (No. 333-184496), as amended or supplemented, of the Corporation of the extracts from, or summaries of, the Technical Report.

(Seal)

/s/ John R.W. Fox
John R.W. Fox, P.Eng
March 28, 2013